Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces sale of royalty portfolio

to Maverix Metals for total consideration of $74 million

Toronto, Ontario – December 2, 2019 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) today announced that it has entered into an agreement to sell its royalty portfolio to Maverix Metals Inc. (“Maverix”) for total consideration of US$74 million, which includes US$25 million in cash and approximately 11.2 million Maverix common shares, representing a 9.4% ownership interest in Maverix.

“This agreement realizes the value of our royalty portfolio today while also providing upside exposure through a meaningful equity position in Maverix, a company with a proven track record of growth,” said J. Paul Rollinson, President and CEO of Kinross Gold.

As part of the transaction, Kinross will enter into an investor rights agreement with Maverix on closing, which among other customary terms and conditions, will provide Kinross with pre-emptive rights to participate in any future equity financings to maintain its ownership position. The transaction is targeted to close on or before year-end 2019.

Kinross’ royalty portfolio is comprised of 25 precious metals royalties, including interests in Integra Resources’ DeLamar project in Idaho, Polymetal’s Omolon Hub operations in Russia, Barrick Gold and Newmont Goldcorp’s Cerro Casale project in Chile, Premier Gold Mines’ McCoy Cove project in Nevada, Agnico Eagle’s Hammond Reef project in Ontario, and a number of early stage development and exploration projects.

Maverix Metals is a gold-focused, emerging royalty and streaming company with a globally diversified portfolio of 80 total assets, of which 13 are operating. Maverix’s shares trade on the TSX (symbol: MMX) and NYSE American (symbol: MMX).

Paradigm Capital acted as Kinross’ financial advisor in connection with the transaction.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. The words “targeted” and “upside” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the parties will complete the transaction in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations; and (ii) that the near- and long-term value of the Maverix shares are consistent with our current expectations. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2018 and the Annual Information Form dated March 29, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

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